                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934
                              (Amendment No. 10)*

                                  Salomon Inc
                                (Name of Issuer)

               Common Stock (upon conversion of Preferred Stock)
                         (Title of Class of Securities)

                                   0007954981
                                 (CUSIP Number)

                                Marc D. Hamburg
                            Berkshire Hathaway Inc.
                               1440 Kiewit Plaza
                             Omaha, Nebraska 68131
                                 (402) 346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 24, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes" to Schedule 13D).

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       The following items of Schedule 13D filed by Berkshire Hathaway Inc.
("Berkshire") and the other persons filing this Schedule 13D with respect to the Series A Cumulative Convertible Preferred Stock ("Preferred Stock") and the Common Stock, $1.00 par value ("Common Stock"), of Salomon Inc (the "Company") are amended as set forth below. The shares of Preferred Stock and Common Stock owned of record or owned beneficially by Berkshire or any of its subsidiaries are referred to herein collectively as "Company Securities."

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended by the following:

          On September 24, 1997, Berkshire entered into a Voting Agreement (the "Voting Agreement") with Travelers Group Inc. ("Parent") with respect to the Company Securities. The Voting Agreement was entered into in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated September 24, 1997, by and among Parent, the Company and Diamonds Acquisition Corp., a subsidiary of Parent. The Merger Agreement contemplates, among other things, the merger of Sub with and into the Company (the "Merger"). Upon consummation of the Merger, each share of Preferred Stock and each share of Common Stock (including the Company Securities) will be converted into the merger consideration described in the Merger Agreement. Consummation of the Merger is conditioned on the approval of the stockholders of the Company, among other things.

          In the Voting Agreement, Berkshire agreed to vote (or cause to be voted) the Company Securities in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof.

          Berkshire also agreed, except pursuant to the terms of its 1.00% Senior Exchangeable Notes due December 2, 2001 (the "Exchangeable Notes"), not to (1) transfer or consent to any transfer of any or all of the Company Securities, or any interest therein, if such transfer would result in Berkshire no longer having the power to vote or cause to be voted the relevant Company Securities, (2) enter into any contract, option or other agreement with respect to any such transfer, (3) except as provided in the Voting Agreement, grant any proxy, power-of-attorney or other authorization in or with respect to the Company Securities, (4) deposit shares of the Company Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Company Securities, or (5) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Voting Agreement or the transactions contemplated by the Merger Agreement. The Voting Agreement does not prevent the redemption or conversion of the Preferred Stock or the exchange of the Exchangeable Notes, in each case in accordance with the terms of the instruments and agreements governing such securities.

          Berkshire has granted an irrevocable proxy to certain officers of Parent in order for them to vote the Company Securities in favor of the transactions contemplated by the Merger Agreement at the time of the relevant stockholder vote.

          Berkshire also agreed, in its capacity as security holder, not to directly or indirectly encourage, solicit, participate in or initiate discussions or negotiations with any person concerning any Company Takeover Proposal (as defined in the Merger Agreement) and to use its reasonable efforts to take, or cause to be taken, all things necessary, proper or

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advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Voting Agreement and the Merger Agreement. Nothing in the Voting Agreement restricts any officer, director or employee of Berkshire from taking any action in his capacity as a director of the Company that is permitted by the Merger Agreement. Berkshire also waived any rights of appraisal or rights to dissent from the Merger it may have.

          Berkshire also agreed that, except pursuant to the terms of the Exchangeable Notes and except for the conversion of the Preferred Stock, from the date 30 days prior to the Effective Time of the Merger (as defined in the Merger Agreement), neither Berkshire nor any of its subsidiaries will sell, transfer, or otherwise dispose of any of its Company Securities, any shares of Parent Common Stock or New Parent Common Stock (each as defined in the Merger Agreement) it receives in the Merger, or any other shares of Parent Common Stock and Parent New Preferred Stock it holds until after such time as results covering at least 30 days of post-Merger combined operations of the Company and Parent have been published by Parent, unless such sale, transfer or disposal would not, in the opinion of Parent, reasonably be expected to adversely affect the qualification of the Merger as a pooling-of-interests.

          Parent agreed in the Voting Agreement (1) to the automatic termination as of the Effective Time of the Merger of the September 27, 1987 agreement between Berkshire and the Company relating to the purchase of the Preferred Stock (the "Purchase Agreement"), and (2) to assume the unexecuted obligations of the Company under and be bound by the provisions of that certain Underwriting Agreement, dated as of November 26, 1996, by and among Berkshire, the Company and the several underwriters named therein, relating to the offer and sale of the Exchangeable Notes. As a result of the termination described in clause (1), any sale or other disposition by Berkshire of Parent Common Stock or Parent New Preferred Stock will not be subject to the right of first refusal or other limitations set forth in the Purchase Agreement with respect to Company Securities. In connection with its agreement under clause (2), Parent has agreed to use its best efforts to cause a registration statement to be effective under the Securities Act of 1933 during each Exchange Period (as defined in the Underwriting Agreement) in order to permit a Parent prospectus to be usable by Berkshire in connection with any exchange of the Exchangeable Notes.

          The Voting Agreement will terminate automatically upon the termination of the Merger Agreement or the consummation of the Merger, except the agreements described in the prior two paragraphs will survive consummation of the Merger in accordance with their terms.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUES.

          Item 6 is amended by the following:

          As described above in Item 4, the Voting Agreement provides for various rights and restrictions with respect to the Company Securities.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Voting Agreement, dated September 24, 1997, by and between Travelers Group Inc. and Berkshire Hathaway Inc.

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          After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

          Dated this 29th day of September, 1997.



/s/ Warren E. Buffett
------------------------
Warren E. Buffett



BERKSHIRE HATHAWAY INC.                  NATIONAL INDEMNITY COMPANY


By: /s/ Warren E. Buffett                By: /s/ Warren E. Buffett
   ---------------------------               ---------------------------
      Warren E. Buffett                        Warren E. Buffett
      Chairman of the Board                    Chairman of the Board


NATIONAL FIRE AND MARINE                 COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY


By: /s/ Warren E. Buffett                By: /s/ Warren E. Buffett
   ---------------------------               ---------------------------
      Warren E. Buffett                        Warren E. Buffett
      Chairman of the Board                    Chairman of the Board


CYPRESS INSURANCE COMPANY, CORNHUSKER CASUALTY COMPANY, OAK RIVER INSURANCE COMPANY, NATIONAL LIABILITY & FIRE INSURANCE COMPANY, WESCO-FINANCIAL INSURANCE COMPANY, and WESCO FINANCIAL CORPORATION.


                                         By: /s/ Warren E. Buffett
                                             ----------------------------
                                               Warren E. Buffett
                                               Attorney-in-Fact

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                                 EXHIBIT INDEX

4.1 Voting Agreement, dated September 24, 1997, by and between Travelers Group Inc. and Berkshire Hathaway Inc.

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